FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                             26 October, 2004


                               File no. 0-17630


                        CRH - Further re Scrip Dividend



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Further re Scrip Dividend




CRH plc ("the Company")


26th October 2004




2004 INTERIM DIVIDEND - SCRIP ALTERNATIVE

CRH plc announces that, under the Company's Scrip Dividend Scheme, 32.80% of its Ordinary Shareholders elected to receive shares in lieu of cash in respect of all or part of their Interim Dividend for 2004 to be paid on 5th November 2004.

As a result, a total of 230,009 Ordinary Shares of EUR0.32 each have been allotted. An application will be made for admission of the New Shares to the Official Lists of the Irish Stock Exchange and the U.K. Listing Authority and to trading on the London Stock Exchange's market for listed securities. Dealing in the New Shares is expected to commence on Friday, 5th November 2004.


Enquiries:

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344 340



                                       SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  27 October, 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director